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                              November 17, 2022

       Khurram P. Sheikh
       Chief Executive Officer
       KINS Technology Group, Inc.
       Four Palo Alto Square, Suite 200
       3000 El Camino Real
       Palo Alto, CA 94306

                                                        Re: KINS Technology
Group, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 8,
2022
                                                            File No. 001-39642

       Dear Khurram P. Sheikh:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the
 Khurram P. Sheikh
KINS Technology Group, Inc.
November 17, 2022
Page 2
      consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2. Given that the vast majority of Class A stockholders have already redeemed their shares, please disclose prominently, if true, that as a result of such redemptions and the existence of the Support Agreements, Class B stockholders have a sufficient percentage of votes to approve both the business combination and the request for an extension of the life of the
      SPAC pertaining to the proposals within this proxy statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                            Sincerely,
FirstName LastNameKhurram P. Sheikh
                                                            Division of
Corporation Finance
Comapany NameKINS Technology Group, Inc.
                                                            Office of
Technology
November 17, 2022 Page 2
cc:       Michael J. Mies, Esq.
FirstName LastName